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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                               (AMENDMENT NO. 8)

                                  PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                AMENDMENT NO. 18
                                       TO
                                  SCHEDULE 13D
                            ------------------------

                                  CONRAIL INC.
                           (NAME OF SUBJECT COMPANY)

                                CSX CORPORATION
                            GREEN ACQUISITION CORP.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  208368 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                        SERIES A ESOP CONVERTIBLE JUNIOR
                       PREFERRED STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                 NOT AVAILABLE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  MARK G. ARON
                                CSX CORPORATION
                                ONE JAMES CENTER
                              901 EAST CARY STREET
                         RICHMOND, VIRGINIA 23219-4031
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                WITH A COPY TO:

                                PAMELA S. SEYMON
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 403-1000

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     This Statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on December 6, 1996, as previously amended and supplemented, by Green Acquisition Corp., a Pennsylvania corporation and a wholly owned subsidiary of CSX Corporation, a Virginia corporation, to purchase up to an aggregate of 18,344,845 shares of (i) Common Stock, par value $1.00 per share, and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value, of Conrail Inc., a Pennsylvania corporation, including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 1996, as supplemented by the Supplement thereto, dated December 19, 1996, and the related Letters of Transmittal at a purchase price of $110.00 per Share, net to the tendering shareholder in cash. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule 14D-1.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     On January 9, 1997, Parent filed a registration statement on Form S-4 (the "Registration Statement") with the SEC containing, among other things, pro forma financial statements, including notes thereto, reflecting the Transactions (set forth under "Unaudited Pro Forma Financial Statements"). Any shareholder of the Company interested in obtaining a copy of the Registration Statement may do so from the offices of the SEC or the SEC's internet web site set forth in Section 8 of the Offer to Purchase, or upon request from Parent at the address (Attn.:
Corporate Secretary) set forth in Section 9 of the Offer to Purchase. A copy of the Registration Statement should also be available at the offices of the NYSE at the address set forth in Section 8 of the Offer to Purchase. Such pro forma financial statements are incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

          (b) On January 8, 1997, Parent received informal assurance from the STB staff that use of the Voting Trust pursuant to the Amended Voting Trust Agreement would insulate Parent and its affiliates from a violation of the governing statute and STB policy.

          (e) On January 9, 1997, Parent and the Company issued a joint press release announcing that the United States District Court for the Eastern District of Pennsylvania had rejected NSC's motion for a preliminary injunction to invalidate certain provisions of the Merger Agreement and to enjoin the Pennsylvania Special Meeting scheduled for January 17, 1997.

          (f) Reference is made to the disclosure in Item 9 above, which is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          (a)(21) Text of Press Release issued by Parent and the Company on January 9, 1997.

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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          CSX CORPORATION

                                          By: /s/ MARK G. ARON

                                            ------------------------------------
                                            Name: Mark G. Aron
                                            Title: Executive Vice President --
                                                Law and Public Affairs

Dated: January 9, 1997

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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          GREEN ACQUISITION CORP.

                                                            By: /s/ MARK G. ARON

                                            ------------------------------------
                                          Name: Mark G. Aron
                                            Title: General Counsel and Secretary

Dated: January 9, 1997

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                                 EXHIBIT INDEX

EXHIBIT
  NO.
--------
 *(a)(1)    Offer to Purchase, dated December 6, 1996.
 *(a)(2)    Letter of Transmittal.
 *(a)(3)    Notice of Guaranteed Delivery.
 *(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
 *(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
            and Other Nominees.
 *(a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form
            W-9.
 *(a)(7)    Tender Offer Instructions for Participants of Conrail Inc. Dividend Reinvestment
            Plan.
 *(a)(8)    Text of Press Release issued by Parent and the Company on December 6, 1996.
 *(a)(9)    Form of Summary Advertisement, dated December 6, 1996.
*(a)(10)    Text of Press Release issued by Parent on December 5, 1996.
*(a)(11)    Text of Press Release issued by Parent and the Company on December 10, 1996.
*(a)(12)    Text of Advertisement published by Parent and the Company on December 10, 1996.
*(a)(13)    Text of Press Release issued by Parent on December 11, 1996.
*(a)(14)    Text of Advertisement published by Parent and the Company on December 12, 1996.
*(a)(15)    Supplement to Offer to Purchase, dated December 19, 1996.
*(a)(16)    Revised Letter of Transmittal.
*(a)(17)    Revised Notice of Guaranteed Delivery.
*(a)(18)    Text of Press Release issued by Parent and the Company on December 19, 1996.
*(a)(19)    Letter from Parent to shareholders of the Company, dated December 19, 1996.
*(a)(20)    Text of Press Release issued by Parent on December 20, 1996.
 (a)(21)    Text of Press Release issued by Parent and the Company on January 9, 1997.
 *(b)(1)    Credit Agreement, dated November 15, 1996 (incorporated by reference to Exhibit
            (b)(2) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as
            amended, dated October 16, 1996.)
 *(c)(1)    Agreement and Plan of Merger, dated as of October 14, 1996, by and among Parent,
            Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated
            October 16, 1996).
 *(c)(2)    Company Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorporated by reference to Exhibit (c)(2) to Parent and
            Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October
            16, 1996).
 *(c)(3)    Parent Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorporated by reference to Exhibit (c)(3) to Parent and
            Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October
            16, 1996).
 *(c)(4)    Voting Trust Agreement, dated as of October 15, 1996, by and among Parent,
            Purchaser and Deposit Guaranty National Bank (incorporated by reference to
            Exhibit (c)(4) to Parent and Purchaser's Tender Offer Statement on Schedule
            14D-1, as amended, dated October 16, 1996).

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
EXHIBIT
  NO.
--------
 *(c)(5)    First Amendment to Agreement and Plan of Merger, dated as of November 5, 1996, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit
            (c)(7) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as
            amended, dated October 16, 1996).
 *(c)(6)    Second Amendment to Agreement and Plan of Merger, dated as of December 18, 1996, by and among Parent, Purchaser and the Company.
 *(c)(7)    Form of Amended and Restated Voting Trust Agreement.
  (c)(8)    Deleted.
     (d)    Not applicable.
     (e)    Not applicable.
     (f)    Not applicable.

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* Previously filed.